1220 Old Alpharetta Road, Suite 300 Alpharetta, GA 30005	VIA EDGAR

June 1, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Ms. Suzanne Hayes
Mr. Daniel Greenspan
Ms. Alla Berenshteyn

Re:	Clearside Biomedical, Inc.
Registration Statement on Form S-1
File No. 333-208916

Acceleration Request
Requested Date: Wednesday, June 1, 2016
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 1, 2016, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). The Registrant hereby authorizes each of Brent Siler, Darren DeStefano and Brian Leaf of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Clearside Biomedical, Inc.

By:	/s/ Charles Deignan
Charles Deignan
Chief Financial Officer

cc:	Brent B. Siler, Cooley LLP
Darren K. DeStefano, Cooley LLP
Brian F. Leaf, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP